SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09046143

April 20, 2009

Our contact
Marianne Bergström

SEC
Mail Processing
Section

APR 3 0 2009

Washington, DC
121

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 17 and 20, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 17, 2009	Press Release	Skanska sells ongoing office project in Sundbyberg for SEK 400 M	law and by the listing agreement with Stockholm Stock Exchange
April 20, 2009	Press Release	Skanska to build schools in Bristol for GBP 100 M, about SEK 1.2 billion	law and by the listing agreement with Stockholm Stock Exchange

5/18

File Number 82-34932

SKANSKA

Press Release

April 17, 2009
08:30 am CET

Skanska sells ongoing office project in Sundbyberg for SEK 400 M

Skanska sells an ongoing office project on Sturegatan in central Sundbyberg, a Stockholm suburb. The selling price amounts to SEK 400 M, which is in line with Skanska's internal market valuation. The buyer is IVG Funds and handover is in September 2009.

The approximately 12,000-square-meter office project, the property Magasinet 1, was started in June 2007 and will be completed for occupancy in May 2009. The predominant tenant is the government-owned utility company which administers and operates the national electrical grid in Sweden, Svenska Kraftnät, which leases 95 percent of the property. The remaining premises comprise of ground level retail space. The property is in a prime location adjacent to the Sundbyberg commuter train and subway station.

The property is certified in accordance with the EU Green Building program. This means that the building's energy consumption is at least 25 percent lower than what is specified in the standard set by the Swedish National Board of Housing, Building and Planning.

"We are glad, adding this prime office building to our Swedish portfolio, and we are especially happy with the Green Building classification. The investment is secure with a long lease to a government-owned tenant, which is key in today's market. This is our second transaction with Skanska in Sweden and we are looking forward to the future cooperation," says Jörg Laue, Senior Transaction Manager Nordic Region, IVG Asset Management GmbH.

"We are pleased to carry out another transaction with IVG. Leasing out a project and then also selling it during ongoing construction is a confirmation that we are succeeding in developing modern premises that are attractive for tenants as well as investors," says Jan Odelstam, President of Skanska Property Stockholm.

In accordance with Skanska's information policy, the sales gain for commercial development properties under construction is not disclosed. The development gain is reported quarterly in pace with completion of the project.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into five regional companies: Stockholm, Gothenburg, Malmö, Copenhagen and Helsinki.

For further information please contact:
Jan Odelstam, President, Skanska Fastigheter Stockholm, tel +46 10 448 15 25
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99
Jörg Laue, Senior Transaction Manager Nordic Region, IVG Asset Management GmbH, tel +49 151 15002803

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

April 20, 2009
2:00 pm CET

Skanska to build schools in Bristol for GBP 100 M, about SEK 1.2 billion

Skanska has been awarded contracts for the construction of six schools in Bristol, England. The contracts amount to a total of GBP 100 M, about SEK 1.2 billion, which will be included in order bookings for the second quarter of 2009.

The customer is the Bristol City Council through Bristol Local Education Partnership Limited (LEP).

Skanska UK will be responsible for design and construction of new school buildings, as well as renovation of existing buildings. The scope of work includes classrooms, science labs and sports halls.

The contract pertains to five schools in Bristol for about 6,000 students from the age of 11 to 18, as well as a special needs school. The new school buildings comprise about 29,000 square meters of new construction and 13,000 square meters of refurbishment of existing buildings.

Work has commenced on all projects and completion of the schools will be carried out in a phased program, with the final school set for completion in 2011.

Bristol LEP is a partnership between Bristol City Council, Partnerships for Schools and Skanska Infrastructure Development, and was established in 2005 for a ten-year period to modernize schools and transform education in the Bristol area. Through the LEP, Skanska has previously completed four schools under a private finance initiative (PFI) scheme. This latest contract, however, does not involve PFI and therefore Skanska Infrastructure Development is not acting as an investor.

The British government has initiated an extensive modernization of the country's schools – Building Schools for the Future (BSF) – with the goal of rebuilding or refurbishing every secondary school during a ten- to fifteen-year period. The Bristol City Council selected Skanska as its exclusive and long-term partner.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,900 employees. The company is active in building and civil construction, utilities and building services. Skanska Infrastructure Development is a world leader in Public Private Partnerships (PPPs) with operations across the education, healthcare, transportation and utilities sectors.

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.